Meihua International Medical Technologies Co., Ltd.

88 Tongda Road, Touqiao Town, Guangling District

Yangzhou, China, 225000

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Attention:	Nicholas O’Leary

February 24, 2026

Re:	Meihua International Medical Technologies Co., Ltd.
Registration Statement on Form F-3 (File No. 333-293682)
Filed on February 24, 2026

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meihua International Medical Technologies Co., Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 5:00 p.m., Eastern Time, on February 25, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Leyi Lee
Name:	Leyi Lee
Title:	Chief Executive Officer

cc:	Joan Wu, Esq.
Hunter Taubman Fischer & Li LLC